SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

May 8, 2008

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG

Group Interim Report

for the Three Months

ended March 31, 2008

Group Interim Report as of March 31, 2008

1. Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

2. Business and Operating Environment

2.1. Corporate Structure

This management report relates to the consolidated financial statements of AIXTRON AG including the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Epigress AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu-City (Taiwan).

All financial information contained in this Management Report, including comparable prior-period numbers, is reported in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

2.2. Management and Control

As compared to December 31, 2007, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of March 31, 2008. AIXTRON did not conclude or carry out any material transactions with related parties.

2.3. Products, Business Processes, Locations

AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale chemical vapor deposition systems and small scale systems for Research and Development use and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 x two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (MOCVD) or organic thin film deposition on up to Gen. 3.5 substrates, including Parylene Vapor Phase Deposition (PVPD) or Organic Vapor Phase Deposition (OVPD®) for Organic Light Emitting Diodes (“OLED”) applications or Plasma Enhanced Chemical Vapor Phase Deposition (PECVD) for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires). AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor market applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

The Company is headquartered in Aachen, Germany, and had a total of 9 facilities worldwide as of March 31, 2008:

Facility location	Use	Approx. size (sq. m.)	Lease expiry
Aachen, Germany (owned)	Headquarters, Sales, Research and Development	7,260	—
Herzogenrath, Germany (owned)	Manufacturing, Sales and Service, Engineering, Research and Development	12,457	—
Cambridge, UK (leased)	Manufacturing, Sales and Service, Engineering	2,180	Sep. 13, 2014
Lund, Sweden (leased)	Engineering, Service	449	Dec. 31, 2008
Sunnyvale, CA, USA (leased)	Manufacturing, Sales and Service, Engineering, Research and Development	9,300	Dec. 31, 2012

Facility location	Use	Approx. size (sq. m.)	Lease expiry
Seoul, South Korea (leased)	Sales and Service	1,032	Aug. 31, 2010
Shanghai, China (leased)	Representative Office	282	Jul. 9, 2008
Hsinchu, Taiwan (leased)	Sales and Service	1,000	Dec. 31, 2008
Tokyo, Japan (leased)	Sales and Service	311	At will, 3-months notice

2.4. Research & Development

As a high-technology company, AIXTRON maintains a strong Research and Development (R&D) infrastructure, with significant resources devoted to R&D projects. AIXTRON’s R&D activities are critical for the Company’s long-term strategy to maintain its position as one of the world’s leading provider of gas-phase deposition equipment for the manufacture of complex device structures for the semiconductor industry.

AIXTRON maintains its own R&D laboratories in Germany and in Sunnyvale, California. These in-house laboratories are equipped with AIXTRON systems for researching new equipment and processes, as well as for producing reference samples of semiconductor materials. As part of the R&D efforts employed, AIXTRON regularly collaborates with many well-known universities and research centers worldwide and participates in numerous government and European Union-funded development projects.

The most recent example of a development project, in which AIXTRON participates, is the successful completion of the multi-party “Nanolux” R&D-project for the development of high performance white LEDs publicly funded by the German Federal Ministry of Education and Research. Compared with conventional light sources, LEDs offer considerable advantages such as better energy efficiency, robustness, no mercury, longer lives, multiple colors, design flexibility. Many applications already use these benefits, however with relatively low light yields. The white light “Nanolux” concept yields at least 60lm/W, and sets the trend for the future usage of semiconductors as efficient, energy-saving, and flexible light sources. Functionality and multiple applications of the new light sources have been successfully tested and demonstrated for automotive headlight applications and lighting in information systems.

Key R&D Information

	2008	2007	2007	Change
	Q1	Q1	Q4	Q1/07=>Q1/08
R&D expenses (million €)	6.8	7.1	6.2	-4%
R&D expenses, % of sales	11%	11%	11%

R&D employees (period average)	208	189	210	10%
R&D employees, % of total headcount (period average)	34%	33%	36%

The year on year decrease in R&D expense in Q1/2008, compared to Q1/2007, was largely due to temporary timing differences in expenditure, offsetting the increased headcount. Compared with the prior quarter, R&D expenses rose in Q1/2008 due to increased development activities.

3. Summary of Business Development

3.1. Financial Highlights

In Q1/2008, AIXTRON delivered total revenues of EUR 62.6m, a marginal 2% decrease year on year (Q1/2007: EUR 63.8m). Reflecting the increasing percentage of common platform system revenues, combined with a favorable product mix, the gross margin improved, despite a significantly weaker US-Dollar, by one percentage point year on year, culminating in a 39% gross margin performance in Q1/2008. AIXTRON’s Q1/2008 gross profit was EUR 24.5m, compared to a EUR 24.2m in Q1/2007. The effect of variable selling expenses were more than offset by an improved gross margin and exchange gains from hedging. EBIT increased by 6% to EUR 8.7m (Q1/2007: EUR 8.2m). EBIT margin improved by one percentage point to 14%. A net profit of EUR 5.9m resulted in Q1/2008 (compared to EUR 7.6m in Q1/2007). This decrease was mainly due to higher tax obligations. The free cash flow of EUR 12.9m in Q1/2008 compares to negative EUR (6.1)m in Q1/2007. The improvement being largely due to a larger operating cash flow. With the equipment order intake figure of EUR 85.5m in Q1/2008, the Company is able to report a significant increase in equipment orders year on year (Q1/2007: EUR 40.5m) of 111%. This development fuelling a very high order backlog figure of EUR 157.3m by the end of March 2008, a 125% increase compared with December 31, 2007 (EUR 70.0m).

Compared to the prior quarter Q4/2007, the revenues improved by 16% to EUR 62.6m (Q4/2007: EUR 54.1m). The gross margin decreased to 39% from 42% in Q4/2007. This relative decline was mainly due to the disproportionately higher number of final acceptances in Q4/2007 and the subsequent beneficial effect of a lower cost of sales in that quarter. The gross margin was equally affected by negative currency effects in Q1/2008. The operating result in Q1/2008 was EUR 8.7m with a 14% margin compared to EUR 4.3m with a 8% margin in Q4/2007. The Net result improved to EUR 5.9m compared to 2.4m in the prior quarter. Free cash flow was EUR 12.9m compared to EUR 22.1m in Q4/2007 largely due to above mentioned reasons.

3.2. Operative Highlights

Despite a further weakening of the US-Dollar and fears of an extended recession in the USA, the AIXTRON business continued to develop on a high level in Q1/2008. It continued in Q1/2008 to profit from strong compound semiconductor industry demand, which mainly related to demand for AIXTRON’s latest common platform high capacity systems from LED application customers. The increase in equipment market confidence was driven largely by rising demand for equipment for the production of LEDs for end market applications, including emerging LED backlighting products for liquid crystal display (“LCD”) and commercial display products. In addition to these applications, a number of other LED end market applications e.g. for mobile devices, automotive, lighting, consumer electronics laser products (Blu-Ray, HD DVD) and other applications fuelled this demand trend to a smaller extent. As expected; the Order intake for AIXTRON silicon deposition equipment decreased due to lower capital spending by customers for the production of memory products in a highly competitive market. Those system orders received during the quarter were for CVD systems for the production of NAND flash memory and Dynamic Random Access Memory (“DRAM”) devices. AIXTRON’s next generation of silicon semiconductor production equipment, employing ALD and AVD® technology, are still under development and customer evaluation and have still yet to be production qualified for the mass production of next generation integrated circuit (“IC”) and memory devices. This has resulted in low levels of demand for AIXTRON’s ALD and AVD® production technologies during this period and is not expected to significantly increase in the immediate future.

4. Results of Operations, Financial Position, and Net Assets

4.1. Results of Operations

Key Financials

	2008	2007	2007	Change
(million €)	Q1	Q1	Q4	Q1/07=>Q1/08
Revenues	62.6	63.8	54.1	-2%
Gross profit	24.5	24.2	22.6	1%
Gross margin, % revenues	39%	38%	42%	1 p.p.
EBIT	8.7	8.2	4.3	6%
EBIT, % revenues	14%	13%	8%	1 p.p.
Net result	5.9	7.6	2.4	-22%
Net result, % revenues	9%	12%	5%	-3 p.p.
Net result per share - basic (€)	0.07	0.09	0.03	-22%
Net result per share - diluted (€)	0.07	0.09	0.02	-22%

Free cash flow	12.9	-6.1	22.1

Equipment Order Intake	85.5	40.5	86.9	111%
Equipment Order Backlog (End of Period)	157.3	70.0	132.0	125%

4.1.1. Development of Revenues

AIXTRON recorded revenues in Q1/2008 of EUR 62.6m, a marginal decrease of EUR 1.2m, or 2%, compared to EUR 63.8m in Q1/2007 (Q4/2007: EUR 54.1m), mainly due to currency translations effects. This high level of revenues was largely due to a strong demand for compound semiconductor deposition equipment for the production of LEDs.

76% of AIXTRON’s total revenues in Q1/2008 (Q1/2007: 68%, EUR 43.5m; Q4/2007: 70%, EUR 38.0m) were again generated from sales of compound semiconductor equipment. For silicon semiconductor deposition equipment, revenues from NAND-Flash and DRAM-production systems decreased mainly due to the ongoing volatile market environment, to EUR 8.3m. Revenues related to the sales of silicon semiconductor equipment accounted for 13% of total revenues in Q1/2008, a relative decrease of 9% from 22% in Q1/2007 (Q4/2007: 15%) resulting from, in part, the disproportionate compound semiconductor equipment revenue growth.

Equipment sales generated 89% of revenues in Q1/2008 as well as in Q1/2007 (Q4/2007: 85%). The remaining revenues were generated by sales of spare parts and service.

Revenues by Technology

	2008		2007		2007		Change
	Q1		Q1		Q4		Q1/07=>Q1/08
	(mil. €)%		(mil. €)%		(mil. €)%		(mil.€)%
Revenues	62.6	100%	63.8	100%	54.1	100%	-1.2	-2%
of which from sale of silicon semiconductor equipment	8.3	13%	13.9	22%	8.0	15%	-5.6	-40%
of which from sale of compound semiconductor equipment and other equipment (OVPD®, SiC)	47.8	76%	43.5	68%	38.0	70%	4.3	10%
of which other revenues (service, spare parts, etc.)	6.5	11%	6.4	10%	8.1	15%	0.1	1%

83% of total revenues in Q1/2008 (Q1/2007: 89%) were delivered to customers in Asia. The remaining revenues were located in Europe and in the U.S.

Revenues by Region

	2008		2007		2007		Change
	Q1		Q1		Q4		Q1/07=>Q1/08
	(mil. €)%		(mil. €)%		(mil. €)%		(mil. €)%
Asia	51.9	83%	56.9	90%	36.2	67%	-5.0	-9%
Europe	4.1	7%	1.5	2%	9.1	17%	2.6	179%
USA	6.6	10%	5.4	8%	8.8	16%	1.2	22%
Total	62.6	100%	63.8	100%	54.1	100%	-1.2	-2%

4.1.2. Cost Structure

Cost Structure

	2008		2007		2007		Change
	Q1		Q1		Q4		Q1/07=>Q1/08
	mil. €	% Rev.	mil. €	% Rev.	mil. €	% Rev.	mil. €	%
Cost of Sales	38.1	61%	39.6	62%	31.4	58%	-1.5	-4%
Operating Costs	15.8	25%	16.0	25%	18.3	34%	-0.1	-1%
Selling expenses	8.0	13%	6.9	11%	8.8	16%	1.1	16%
General and administration expenses	4.5	7%	4.3	7%	4.1	8%	0.2	6%
Research and development costs	6.8	11%	7.1	11%	6.2	11%	-0.3	-4%
Other operating income	(4.1)	7%	(2.5)	4%	1.5	3%	1.6	64%
Other operating expenses	0.6	1%	0.2	0%	(2.3)	4%	0.4	200%
Goodwill impairment	0.0	0%	0.0	0%	0.0	0%	0.0	n.m.

Cost of sales decreased year on year by 4% in absolute terms from EUR 39.6m in Q1/2007 to EUR 38.1m in Q1/2008 (Q4/2007: EUR 31.4m). Cost of sales relative to revenue decreased by one percentage point year on year, to 61%. The decrease in the absolute level of cost of sales year on year was due to a more favorable product-mix with a higher revenue element from the latest generation platform based deposition equipment that partially offset the negative effects of the US-Dollar/Euro exchange rate difference. Compared with the prior quarter, relative cost of sales increased by three percentage points.

In Q1/2008 operating costs remained stable at EUR 15.8m or 25% of revenues (Q1/2007: EUR 16.0m; Q4/2007: EUR 18.3m), due mainly to higher selling expenses being offset by higher income from currency hedging contracts.

Selling expenses in Q1/2008 amounted to EUR 8.0m, an increase of 16% compared to EUR 6.9m in Q1/2007 (Q4/2007: EUR 8.8m). This increase was due to a different mix of variable selling expenses such as sales commissions and volume related warranty provisions. Selling costs relative to revenues increased from 11% in Q1/2007 to 13% in Q1/2008 (Q4/2007: 16%).

Administrative expenses in Q1/2008 totaled EUR 4.5m and remained stable year on year (Q1/2007: EUR 4.3m; Q4/2007: EUR 4.1m). Administrative costs relative to revenues were 7% in Q1/2008 (Q1/2007: 7%; Q4/2007: 8%).

For a discussion of Research and Development costs, please refer to 2.4.

Other operating income in Q1/2008 was EUR 4.1m, in comparison to EUR 2.5m in Q1/2007 and EUR (1.5)m in Q4/2007. Other operating income included mainly currency exchange gains and funding income for research projects.

Other operating expenses of EUR 0.6m in Q1/2008 compared to EUR 0.2m in Q1/2007 (Q4/2007: EUR 2.3m). They mainly resulted from currency exchange losses.

4.1.3. Development of Results

The Company’s gross profit remained stable at EUR 24.5m in Q1/2008 compared to Q1/2007 (EUR 24.2m; Q4/2007: EUR 22.6m). The Company’s gross margin improved slightly from 38% in Q1/2007 to 39% in Q1/2008 (Q4/2007: 42%). The increase in the Company’s gross margin was driven by a decrease in the cost of sales relative to revenue by one percentage point which in turn was largely due to sales of higher margin products and economies of scale, again partially offset by a negative currency exchange effect between the Euro and the US-Dollar.

The operating income EBIT rose 6% from EUR 8.2m in Q1/2007 to EUR 8.7m in Q1/2008 (Q4/2007: EUR 4.3m). Above mentioned lower cost of sales and lower operating costs, combined with larger other operating income were the main drivers for this improvement.

Net interest income increased to EUR 0.7m in Q1/2008 due to an increase in the amount and rate of interest received from bank balances, in comparison to a net interest income of EUR 0.3m in Q1/2007 (Q4/2007: EUR 0.6m).

Following a consistently profitable business development with a positive result before taxes amounting to EUR 9.3m in Q1/2008, AIXTRON recorded a tax expense of EUR 3.4m or 36% of the net profit before tax (Q1/2007: EUR 0.9m and 10%; Q4/2007: EUR 2.5m and 50%). This relative increased tax obligation in Q1/2008 being mainly due to the tax loss carry forward benefits being employed in Q1/2007 leading a lower tax rate in that quarter.

Consequently, the net income after tax was EUR 5.9 in Q1/2008 compared to EUR 7.6m in Q1/2007 (Q4/2007: EUR 2.4m).

4.1.4. Development of Orders

Equipment Orders

	2008		2007		2007		Change
	Q1		Q1		Q4		Q1/07=>Q1/08
	mil. €	%	mil. €	%	mil. €	%	mil. €	%
Equipment order intake	85.5	100%	40.5	100%	86.9	100%	45.0	111%
of which silicon semiconductor equipment	8.2	10%	10.9	27%	8.2	9%	-2.7	-25%
of which compound semiconductor equipment and other equipment (OVPD®, SiC)	77.3	90%	29.6	73%	78.7	91%	47.7	161%
Equipment order backlog (end of period)	157.3	100%	70.0	100%	132.0	100%	87.3	125%
of which silicon semiconductor equipment	5.1	3%	5.5	8%	5.9	4%	-0.4	-7%
of which compound semiconductor equipment and other equipment (OVPD®, SiC)	152.2	97%	64.5	92%	126.1	96%	87.7	136%

Due principally to the sustained strong demand for compound semiconductor equipment for LED end applications, the total value of equipment orders received by AIXTRON in Q1/2008 rose by 111%, compared to Q1/2007, to EUR 85.5m. Purchase Order intake remained on an exceptionally high level, almost reaching the level of the previous quarter (Q4/2007: EUR 86.9m). The proportion of orders received for compound equipment compared to total equipment orders received in Q1/2008 rose to 90%, from 73% in Q1/2007 (Q4/2007: 91%). In absolute numbers, the order intake for compound equipment rose by 161% to EUR 77.3m from EUR 29.6m in Q1/2007 (Q4/2007: EUR 78.7m). The proportion of orders received for silicon semiconductor equipment compared to total equipment orders received in Q1/2008 dropped to 10%, from 27% in Q1/2007 (Q4/2007: 9%). In absolute numbers, the order intake for silicon semiconductor equipment decreased year on year due to an increasingly difficult market environment, by 25% to EUR 8.2m in Q1/2008 from EUR 10.9m in Q1/2007 (Q4/2007: EUR 8.2m).

The equipment order backlog has improved by 125% from EUR 70.0m as of March 31, 2007 to a level of EUR 157.3m at March 31, 2008 (Dec. 31, 2007: EUR 132.0m). The order backlog of silicon semiconductor equipment decreased by 7% from EUR 5.5m or an 8% share as of March 31, 2007 to EUR 5.1m as of March 31, 2008 and a 3% share of total equipment order backlog (Q4/2007: EUR 5.8m or 4%). The remaining Q1/2008 backlog figure of EUR 152.2m (or a 97% share) is made up of compound system orders and represents a 136% increase year on year compared to Q1/2007 with EUR 64.5m or a 92% share of total equipment order backlog (Q4/2007: 126.1m or 96%).

The majority of the current backlog is due for delivery before the end of 2008. AIXTRON records only those systems as order intake and order backlog, for which the Company has received a firm purchase order, an appropriate deposit and a specific delivery date.

4.2. Financial Position

4.2.1. Funding

The Company recorded no bank borrowings as of March 31, 2008 and December 31, 2007.

Due to an increase in the balance sheet total, the equity ratio reduced to 64% as of March 31, 2008, from 75% as of March 31, 2007 (Dec. 31, 2007: 67%).

As of March 31, 2008, banks had provided advance payment guarantees to customers on behalf of AIXTRON totaling EUR 21.2m compared to EUR 16.9m as of March 31, 2007 (December 31, 2007: EUR 25.8m).

1.3 million AIXTRON shares remain in a trust to service the US-employee stock options program. AIXTRON treats these specific shares as own shares and records shareholders’ equity net of own shares.

4.2.2. Investments

The AIXTRON Group’s Q1/2008 capital expenditures amounted to EUR 3.6m compared to EUR 0.5m in Q1/2007 (Q4/2007: EUR 4.8m), of which EUR 3.3m were related to purchases of technical equipment (including testing and laboratory equipment) and EUR 0.3m were related to intangible assets.

4.2.3. Liquidity

Compared to March 31, 2007, cash and cash equivalents increased by EUR 24.9m or 57%, from EUR 43.7m to EUR 68.6m as of March 31, 2008 (Dec. 31, 2007: EUR 71.9m). This increase in cash and cash equivalents was largely due to a significant increase in advance payments received from customers. This positive development was achieved through increased profitability, despite a considerable increase in working capital.

In Q1/2008, the net cash used in investing activities totaled EUR 18.1m. This includes the above mentioned capital expenditures for technical equipment and intangible assets and additionally, EUR 14.5m of short term financial asset investments.

4.3. Total Assets

4.3.1. Property, Plant and Equipment

The value of property, plant and equipment increased by EUR 1.4m from EUR 35.1m as of March 31, 2007 to EUR 36.5m as per March 31, 2008 (December 31, 2007: EUR 35.1m). This increase in book value was mainly due to additions to technical equipment.

4.3.2. Goodwill

The decrease in recorded goodwill by EUR 9.4m from EUR 64.4m as per March 31, 2007 to EUR 55.0m as per March 31, 2008 resulted from currency exchange rate translation adjustments (December 31, 2007: EUR 59.0m).

4.3.3. Other Intangible Assets

The value of other intangible assets decreased by EUR 2.9m, from EUR 14.2m as per March 31, 2007 to EUR 11.3m as per March 31, 2008. This was due mainly to scheduled amortization expenses and currency exchange rate translation adjustments (December 31, 2007: EUR 12.5m).

4.3.4. Trade Receivables

Trade receivables decreased slightly by EUR 1.3m, from EUR 33.8m as of March 31, 2007 to EUR 32.5m as of March 31, 2008 (December 31, 2007: EUR 33.5m).

5. Employees

The total number of employees rose from 585 on March 31, 2007 to 611 persons on March 31, 2008 (December 31, 2007: 609).

Employees by Region

	2008		2007		2007		Q1=>Q1
	Mar. 31%		Mar. 31%		Dec. 31%		abs.	%
Asia	84	14%	79	13%	79	13%	5	6%
Europe	399	65%	373	64%	401	66%	26	7%
USA	128	21%	133	23%	129	21%	-5	-4%
Total	611	100%	585	100%	609	100%	26	4%

Employees by Function

	2008		2007		2007		Q1=>Q1
	Mar. 31%		Mar. 31%		Dec. 31%		abs.	%
Sales and Service	191	32%	184	32%	186	31%	7	4%
Research and Development	210	34%	197	34%	210	34%	13	7%
Manufacturing	136	22%	130	22%	139	23%	6	5%
Administration	74	12%	74	13%	74	12%	0	0%
Total	611	100%	585	100%	609	100%	26	4%

6. Report on Post-Balance Sheet Date Events

There were no business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after March 31, 2008.

7. Report on Expected Developments

7.1. Future Economic Environment and Opportunities

AIXTRON believes that the following market trends in the relevant end user markets could have a positive effect on future business:

Short Term

•                  A further increase of capacity for the production of high-performance laser products and LED backlighting for LCD-Screens (liquid crystal displays).

•                  Increased adoption of LEDs in automotive (e.g. interior lighting, headlights and rear lights), street lighting or other applications.

Mid Term

•                  Increased development activities leading to the application of LEDs in general lighting.

•                  Increased qualification of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                  Development of plastic electronics/ flexible organic TFT backplanes.

•                  Development of next generation NAND and DRAM memory applications.

•                  Increased development activity for specialized compound solar cell applications.

Long Term

•                  Promising progress in research activities leading to technologies for OLED lighting and organic material large area deposition.

•                  Intensified activity in the development of new complex semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of new applications using Carbon Nanostructures (Carbon Nanotubes or Carbon Nanowires).

7.2. Risk Report

AIXTRON is exposed to a series of risks which are described in detail in chapter 7. “Risk Report” of the Annual Report 2007 and in the section “Risk Factors” in AIXTRON’s 2007 20-F-Report, which has been filed with the U.S. Securities and Exchange Commission on March 13, 2008. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at http://www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at http://www.sec.gov. During the first three months of 2008, AIXTRON Management were not aware of any significant additions or changes in the risks as described in the 2007 Annual Report/20-F-Report referred to above.

Currency Risk

The Company’s activities expose it to the financial risks of changes in foreign currency exchange rates. Exposure to exchange rate risk is managed by the Company through sensitivity analysis which can be found in detail in the Annual Report 2007, chapters 2.7 and 7. The sensitivity of the Company’s net income to exchange rate risk is reduced, in comparison with the effect on revenue, by the use of foreign currency exchange contracts and by the “natural hedge” effect of costs incurred in those currencies.

7.3. Expected Results of Operations and Financial Position

Based on a solid order backlog as of March 31, 2008 and ongoing healthy demand for AIXTRON’s deposition equipment in the first half of the year, especially for compound semiconductor equipment, the Company confirms both its 2008 revenue and net result guidance.

AIXTRON remains confident of the short, medium and long-term prospects in the targeted markets. With a currently positive outlook and activity levels, especially for LED applications, the Company anticipates a continuing healthy order intake level in the short to mid term, consequently, prospects for the years 2008 – 2010 remain encouraging.

Due to the large proportion of orders denominated in US-Dollar, the Company realizes that any weakening of the US-Dollar/Euro exchange rate will adversely affect the level of revenues and net result generated.

In the remaining months of 2008, the Company plans to continue to invest in laboratory equipment and further implementation of a group-wide SAP Enterprise Software System. As at March 31, 2008, AIXTRON had no binding agreements for participation financing, Company acquisition or transfers of parts of the Company.

Due to the increased business activities, the number of employees is expected to further rise in 2008.

Following the increased business activity level and positive cash flow development, the Company has sufficient funds to be able to support the planned business activities in 2008

8. Consolidated Interim Financial Statements

8.1. Consolidated Income Statement*

AIXTRON Group

in EUR thousands, except per share amounts and amount of shares	Q1 2008*	Q1 2007*
Revenues	62,591	63,804
Cost of sales	38,082	39,625
Gross profit	24,509	24,179

Selling expenses	8,029	6,880
General administration expenses	4,503	4,255
Research and development costs	6,833	7,127
Other operating income	4,096	2,514
Other operating expenses	588	238
Operating result	8,652	8,193

Interest income	675	312
Interest expense	7	3
Net interest	668	309
Result before taxes	9,320	8,502

Taxes on income	3,392	878
Net income/loss for the period (after taxes)	5,928	7,624

Basic earnings per share (EUR)	0.07	0.09
Diluted earnings per share (EUR)	0.07	0.09

Weighted average number of shares used in computing per share amounts:
Basic	89,152,073	87,881,110
Diluted	90,602,025	88,245,395

	TEUR	TEUR
Statement of recognized income and expenses
Net income/loss for the period	5,928	7,624
Foreign currency translation adjustments	-6,213	-1,092
Derivative financial instruments	830	-127

Total recognized income and expenses for the period	545	6,405

* unaudited

8.2. Consolidated Balance Sheet*

AIXTRON GROUP

in EUR thousands	31.03.2008*	31.12.2007
ASSETS
Property, plant and equipment	36,467	35,121
Goodwill	54,964	58,974
Other intangible assets	11,269	12,508
Investment property	4,908	4,908
Other non-current assets	688	745
Deferred tax assets	2,744	4,773
Tax assets	496	437
Total non-current assets	111,536	117,466
Inventories	67,837	60,013
Trade receivables	32,489	33,490
less allowance of kEUR 498 (2007: kEUR 567)
Current tax assets	127	59
Other current assets	13,273	9,025
Other financial assets	19,374	4,831
Cash and cash equivalents	68,645	71,943
Total current assets	201,745	179,361
TOTAL ASSETS	313,281	296,827

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subscribed capital	89,154	89,139
No. of shares: 89.154.385 (2007: 89,138,905)
Additional paid-in capital	103,141	102,562
Retained earnings	19,772	13,845
Income and expenses recognized in equity	-12,574	-7,192
TOTAL SHAREHOLDERS’ EQUITY	199,493	198,354
Provisions for pensions	908	878
Other non-current liabilities	72	71
Other non-current accruals and provisions	1,322	1,496
Total non-current liabilities	2,302	2,445
Trade payables	25,534	23,761
Advanced payments from customers	61,402	49,988
Other current accruals and provisions	17,770	16,473
Other current liabilities	2,875	1,303
Current tax liabilities	3,694	4,254
Deferred revenues	211	249
Total current liabilities	111,486	96,028
TOTAL LIABILITIES	113,788	98,473
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	313,281	296,827

* unaudited

8.3. Consolidated Statement of Cash Flows*

AIXTRON GROUP

in EUR thousands	Q1 2008	Q1 2007
Cash inflow from operating activities
Net income for the period (after taxes)	5,928	7,624
Reconciliation between net result and cash inflow/outflow from operating activities
Accrued expense for stock options	522	268
Depreciation and amortization expense	2,436	2,491
Result from disposal of property, plant and equipment	8	2
Deferred income taxes	2,034	188
Other non-cash expenses	989	260

Changes to assets and liabilities
Inventories	-9,872	6,297
Trade receivables	-509	-6,445
Other Assets	-3,813	-2,205
Trade payable	2,696	-7,060
Provisions and other liabilities	3,107	1,927
Deferred revenues	-22	38
Non-current liabilities	-44	-73
Advanced payments from customers	12,974	-8,897
Cash inflow/outflow from operating activities	16,434	-5,585

Cash outflow/inflow from investing activities
Capital expenditures in property, plant and equipment	-3,321	-481
Capital expenditures in intangible assets	-256	-20
Cash deposits at banks (maturity greater than 3 months)	-14,542	2,781
Cash outflow/inflow from investing activities	-18,119	2,280

Cash inflow from financing activities
Exercise of stock options	15	455
Cash inflow from financing activities	15	455

Effect of changes in exchange rates on cash and cash equivalents	-1,628	-175

Net change in cash and cash equivalents	-3,298	-3,025

Cash and cash equivalents at the beginning of the period	71,943	46,751

Cash and cash equivalents at the end of the period	68,645	43,726

Cash paid for interest	2	3
Cash received for interest	661	306
Cash paid for income taxes	2,261	1,313

* unaudited

8.4. Development of Consolidated Equity*

AIXTRON GROUP

				Subscribed			Income and expense recognized directly in equity
in EUR thousands	No. of issued ordinary shares of the AIXTRON AG	Subscribed Capital under HGB	Treasury Shares	Capital under IFRS	Add. Paid-in Capital		Currency translation	Derivative Financial Instruments	Retained Earnings		Total Share-holders’ Equity

Balance at January 1, 2007	87,836,154	89,800	-1,963	87,836	97,444		1,549	519	-3,406		183,942

Net loss for the period									7,624		7,624
Accrued expense for stock options					268						268
Exercise of stock options	160,582		161	161	294						455
Foreign currency translation adjustment							-1,092				-1,092
Derivative financial instruments								-127			-127
Balance at March 31, 2007	87,996,736	89,800	-1,802	87,997	98,006		457	392	4,219	**	191,071	**

Balance at January 1, 2008	89,139	90,444	-1,305	89,139	102,562		-8,383	1,191	13,845		198,354

Net income for the period									5,928		5,928
Accrued expense for stock options					522						522
Exercise of stock options	0	0	15	15	56						71
Currency translation							-6,213				-6,213
Derivative financial instruments								830			830
Balance at March 31, 2008	89,139	90,444	-1,290	89,154	103,140	**	-14,596	2,021	19,774	**	199,493	**

*	unadited
**	rounded

9. Additional Explanatory Disclosures on Interim Financial Statements

9.1. Basis of Preparation

The interim consolidated financial statements of AIXTRON AG have been prepared in accordance with the International Accounting Standards (IAS) 34, “Interim Financial Reporting”. This consolidated nine months report was not audited according to §317 HGB or reviewed by a certified auditor.

9.2. Significant Accounting Policies

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2007.

9.3. Segment Reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one business segment, the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments

(million €)		Asia	Europe	USA	Group
Revenues realized with third parties in Q1	2008	51,893	4,100	6,598	62,591
	2007	56,912	1,469	5,423	63,804

Segment assets (property, plant and equipment)	2008	0,157	32,475	3,835	36,467
March 31	2007	0,313	31,133	3,679	35,125

9.4. Stock Option Plans

In Q1/2008, stock options held by AIXTRON’s employees and Executive Board members and representing the right to receive AIXTRON AG common shares or AIXTRON AG American Depositary Shares (ADS) developed as follows:

AIXTRON ordinary shares	Mar. 31, 2008	Exercise	Expired/Forfeited	Allocation	Dec. 31, 2007
stock options	4,327,882	—	—	—	4,327,882
underlying shares	5,003,027	—	—	—	5,003,027

AIXTRON ADS	Mar. 31, 2008	Exercise	Expired/Forfeited	Allocation	Dec. 31, 2007
stock options	230,089	15,480	1,530		247,099
underlying shares	230,089	15,480	1,530		247,099

As part of the Genus Inc. acquisition transaction, which was completed in March 2005, a trust for the employee stock options of the Genus employees was set up, into which an appropriate number of AIXTRON ADSs were deposited.

10. Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the three months ended March 31, 2008 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Aachen, May 2008

AIXTRON Aktiengesellschaft, Aachen

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: May 8, 2008

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO